                                                          EXHIBIT (4)(b)(iii)(B)

Filed with Post-Effective Amendment No. 11 to this
Registration Statement on Form N-4 on March 1, 1991.

                         [LOGO] METROPOLITAN LIFE(R)
                           AND AFFILIATED COMPANIES


                      METROPOLITAN LIFE INSURANCE COMPANY
                A Mutual company Incorporated in New York State
               One Madison Avenue - New York, New York 10010-3690



                        MULTIFUNDED ANNUITY CERTIFICATE

     This certificate is a tax-sheltered annuity under Section 403(b) of the Internal Revenue Code. It is a legal contract between you and Metropolitan that contains your benefits and rights and your beneficiary's rights in an easy to read Question and Answer format. Please read this certificate carefully.


       Certificate Date:          JUNE 07, 1990

       Participant's Name:        JOHN D. SMITH

       Certificate Number:        080000001 AB

       ERISA Applies:                  NO

                                                            461

     ALL VALUES PROVIDED BY THIS CERTIFICATE WHICH ARE BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO AMOUNT. AVAILABLE SEPARATE ACCOUNT INVESTMENT DIVISIONS AS OF THE CERTIFICATE DATE ARE: GROWTH, INCOME, DIVERSIFIED, AGGRESSIVE GROWTH, AND STOCK INDEX. A DESCRIPTION OF EACH OF THESE DIVISIONS IS INCLUDED IN THE PROSPECTUS.

                            10-DAY RIGHT TO EXAMINE

     You may return your certificate to us at our designated office or to the person through whom you purchased it within 10 days of the date you receive it. If you return it within the 10-day period, the certificate will be canceled from the certificate date. We will return any deposits received on your behalf.


     /s/ Richard M. Blackwell             /s/ Robert G. Schwartz
     Richard M. Blackwell                 Robert G. Schwartz
     Vice-President and Secretary         Chairman of the Board, President and
                                          Chief Executive Officer


                                                                        SPECIMEN

                                  Cover Page

Form G.4333 VM (TSA-1)-N.Y.

1.   WHAT DO THE BASIC TERMS IN MY CERTIFICATE MEAN?

     "Account Balance" is the entire amount we hold under this certificate for you.

     "Certificate Year" for the first year is measured from the certificate date and continues to the last day of the month in which the certificate anniversary occurs. Each new certificate year begins on the first day of the next month. For example, if the certificate date is May 15, 1995, the first certificate year ends May 31, 1996 and the second certificate year begins June 1, 1996. The certificate anniversary will be May 15th.

     "Code" means the Internal Revenue Code.

     "Deposit" refers to money received in your certificate whether sent by your employer or under a transfer or exchange.

     "Deposit Year" for any deposit, for the first year, is measured from the date we receive it in our designated office and continues until the last day of the month in which the anniversary of such receipt occurs. Each new deposit year begins on the first day of the next month (this works like certificate years, except that deposit years are determined separately for each deposit).

     "Designated Office" is the administrative office servicing your certificate. It is currently the Pension and Savings Center, Metropolitan Life Insurance Company, One Madison Avenue, New York, N.Y. 10010. If we change it, we will tell you.

     "Fund" refers to the Metropolitan Series Fund, Inc., which is a mutual fund for which we are the investment manager. It is used only for insurance and annuity contracts such as this one. It is divided into portfolios each of which has its own investment objectives.

     "Investment Divisions" are part of the Separate Account. Each division invests in a corresponding portfolio of the Fund, rather than investing directly in stocks, bonds or other investments. Thus, the investment experience of each division will generally be the same as that of the corresponding portfolio, reduced by charges under this certificate for services and benefits we provide. The cover page shows the available divisions. We will tell you about any changes.

     "We", "Us", and "Our" refer to Metropolitan Life Insurance Company.

     "You", "Your", "Me", "My", or "I" refer to the participant. You may exercise all rights under this certificate and your rights are nonforfeitable, i.e., your rights cannot be taken away.


 2. HOW ARE DEPOSITS ALLOCATED AND HOW MUCH MONEY CAN BE DEPOSITED UNDER MY CERTIFICATE?

     Annuity deposits may be made at any time while you are alive and before the date income payments begin. All deposits should be sent to our designated office.

     You choose how deposits are allocated among the Fixed Interest Account and the investment divisions of the Separate Account. You may change your allocation for new deposits by telling us. The change will be made upon receipt, unless you specify a later date, which may be up to 30 days after we receive the request. Allocations must be in whole number percentages (e.g., 33 1/3% cannot be chosen).

     The lifetime maximum for all deposits is $500,000. We may either return amounts which are above this limit or agree to take them. We may change the maximum by telling you in writing at least 90 days in advance.

     Sections 403(b) and 415 of the Code limit the annual and aggregate amounts that may be deposited in 403(b) contracts. The deposits permitted under this certificate may not exceed these limitations or the limitations in Sections 402(g) and 457(c)(1) of the Code which apply to elective deferrals under this certificate and all other contracts you have through your employer.

     We will not accept any deposits under this certificate after you have made a withdrawal based on termination of employment under item 5(b) below.


3.   CAN MY CERTIFICATE BE CANCELLED?

     If we do not receive deposits under your certificate for over 36 consecutive months and the account balance is less than $2,000, we may, if permitted by law, cancel your certificate by paying you its full withdrawal value as if you had asked for a full cash withdrawal.


4.   WILL METROPOLITAN ACCEPT TAX-DEFERRED AND AFTER-TAX DEPOSITS?

     We will accept the following types of tax-deferred deposits, which are not includable in your gross income under the Code:

     (a)  Salary reduction elective deferrals- Deposits sent by your employer
          -----------------------------------
          under a salary reduction agreement with you.

     (b)  Required salary reduction non-elective deferrals- Deposits sent by
          ------------------------------------------------
          your employer pursuant to a one-time irrevocable election of salary reduction you made at the time you initially became eligible to participate in the salary reduction agreement.

     (c)  Employer contributions- Deposits sent by your employer that are not
          ----------------------
          salary reductions.

     (d)  Transfers and Exchanges- Deposits resulting from the tax-free transfer
          -----------------------
          or exchange of other 403(b) annuity contracts or custodial accounts.

     We will not accept employee after-tax deposits or any other after-tax deposit.


5.   CAN I MAKE WITHDRAWALS?

     Yes. Federal income tax rules may apply as discussed in item 9 below. In addition, if your employer's plan is subject to certain other laws, restrictions may apply as discussed in items 11 and 12. To request a withdrawal you may contact our designated office. Any withdrawal request must be signed by you and must clearly state the account (and investment division, if any) from which the withdrawal is to be made. The minimum withdrawal is $500. If you make a partial withdrawal from an investment division or the Fixed Interest Account, we will first withdraw any amounts from deposits that can be withdrawn with no withdrawal charge, then withdraw amounts from deposits subject to a withdrawal charge (ignoring the 10% exemption provided below), and will then withdraw other amounts from any earnings on deposits, in each case on a "first-in, first-out" (FIFO) basis. To determine from what amounts a withdrawal is taken for tax purposes, we will apply tax rules, which may be different.

     Withdrawals to make direct transfers to 403(b) contracts or accounts may be made as permitted by Federal income tax rules. We need not allow more than two direct transfers to other 403(b) contracts or accounts in any certificate year.

     While a loan is outstanding, you may not make any partial withdrawals that would reduce your Fixed Interest Account balance below 125% of the outstanding loan balance. Any outstanding loan balance will be deducted from your Fixed Interest Account balance, to the extent permitted by the withdrawal restrictions described in item 9, before payment of a full withdrawal, income payments, or a death benefit. If the withdrawal restrictions prevent this, no full withdrawal may be made.

     Certificate withdrawal charges are imposed on each deposit for the first seven deposit years as shown in the following table.

          ------------------------------------------------------------
                              DURING DEPOSIT YEAR

               1    2    3    4    5    6    7     [8 & BEYOND]
               7%   6%   5%   4%   3%   2%   1%         0%
          ------------------------------------------------------------

     To determine the withdrawal charge we treat the certificate as if it were a single account, and ignore both your actual allocations and what account or division the withdrawal is actually coming from. To do this, we first treat your withdrawal as coming from deposits that can be withdrawn without a withdrawal charge, then from other deposits, and then from earnings--in each case on a first-in, first-out basis. Once we have determined the amount of the withdrawal charge (as explained below), we will actually withdraw it from each account and investment division in the same proportion as the withdrawal that is being made. In determining what the withdrawal charge is, we do not include earnings, although the actual withdrawal to pay it may come from earnings.

     No certificate withdrawal charge will apply:

     a. To a full withdrawal made while you are disabled (as defined under the Federal Social Security laws).

     b. To any withdrawal that is not from your transfer or exchange deposits after the tenth certificate year, provided you have attained age 55 and have terminated employment with each employer under whose 403(b) arrangement deposits have been made to this certificate (as verified in writing by each such employer).

     c. To any withdrawal that is required to avoid Federal income tax penalties or to satisfy Federal income tax rules.

     d.   To any withdrawal made under item 18 after your death.

     e. To any withdrawal made to provide income payments for life, or for a period of five years or more if the payments cannot be accelerated.

     In addition, if no loan is outstanding, the first withdrawal in a certificate year will be exempt from the withdrawal charge to the extent of: (i) those amounts, if any, that can be withdrawn without a withdrawal charge, and (ii) any extra amounts needed to make the exemption equal 10% of your transfer or exchange deposits (including earnings).

     For partial withdrawals, we pay you what you ask for and reduce the account balance by a larger amount, as follows: the amount to which no withdrawal charges applies, plus the amount to which a withdrawal charge applies divided by 100% minus the percentage shown above (so that if the percentage shown is 7% we divide by 93%). For full withdrawals, we multiply each amount to which the withdrawal charge applies by the percentage shown above, keep the resulting amount as a withdrawal charge and pay you the rest.

     Example of Withdrawals
     ----------------------

     Assume four deposits of $2,000 each allocated 50% to the Fixed Interest Account and 50% to the Growth Division of the Separate Account. Further, assume withdrawal charge percentages of 0%, 3%, 5% and 7% respectively; and balances of $5,380 in the Fixed Interest Account and $5,550 in the Growth Division. Assume no transfer or exchange deposits. You now ask for $3,500 from the Growth Division.

     To determine the charge we first take the $2,000 that can be withdrawn with no charge (the fact that only half of it went to the Growth Division does not matter-we are treating the certificate as if it were a single account). We then take $1,500 from the second deposit (with a 3% withdrawal charge) and divide this $1,500 by 97%. The result is $1,546.39. Since the total of these two numbers is $3,546.39, and you asked for $3,500, the extra $46.39 is the withdrawal charge. We take it all from the Growth Division, as well as taking the $3,500 from there. Your Growth Division balance is now $2,003.61, and the total account balance is $7,383.61.

     If you then take a full withdrawal, we multiply the remaining $500 from your second deposit by 3% ($15), the third $2,000 deposit by 5% ($100), and the fourth $2,000 deposit by 7% ($140). No charge applies to the earnings. Thus, we withdraw $255 as the withdrawal charge, and pay you the remaining $7,128.61.

     As required by law, we have the right to delay paying any cash withdrawals from the Fixed Interest Account for up to six months. We do not intend to do this except in an extreme emergency. We would, of course, credit interest during any delay.


6.   WHAT IS THE FIXED INTEREST ACCOUNT AND HOW IS INTEREST CREDITED TO IT?

     The Fixed Interest Account guarantees both your principal and your interest (subject to any charges that may apply) without regard to any investment results. The interest rates are set in advance and are "locked-in" without regard to changing economic conditions.

     Interest on each deposit allocated to the Fixed Interest Account will be credited from the date the deposit is received at our designated office or transferred to the Fixed Interest Account. Interest will be credited on amounts in the Fixed Interest Account until the earliest of: (a) your death (or your spouse's if he or she continues the certificate), (b) the dates the amounts are withdrawn or transferred to the Separate Account, or (c) the date you start to receive income payments.

     Interest rates will be set by us from time to time, but will never be less than 3%. Different interest rates may apply to each deposit depending on the date the deposit is received at our designated office. The declared interest rate in effect when a new deposit is received will be credited on that deposit until the last day of the first deposit year. A new interest rate will be declared for each new deposit year and will apply both to the original deposit and all earnings on that deposit. We may declare interest rates for one year periods starting on the date the deposit is received, instead of based on deposit years. If we do so, we will tell you in advance. We will only do this for new deposits.

     The interest rates we declare are "annual effective yields". The actual rates we use on a day-to-day basis are slightly lower, but, if the deposit is left in your certificate for a full year, it will grow by the full amount of the interest rate we declared, because we compound interest daily.

     We may have one interest rate for transfers and exchanges and a different interest rate for other deposits.

7.   WHAT IS THE SEPARATE ACCOUNT AND HOW DOES IT OPERATE?

     It is Metropolitan Life Separate Account E, an investment account we maintain separate from our other assets.

     We own the assets in the Separate Account. The Separate Account will not be charged with liabilities that arise from any other business that we conduct. We will add amounts to the Separate Account from other contracts of ours.

     The Separate Account is divided into investment divisions, each of which buys shares in a corresponding portfolio of the Fund. Thus, the Separate Account does not invest directly in stocks, bonds, etc., but leaves such investments to the Fund to make. The Fund combines assets from the Separate Account as well as other separate accounts of ours and our affiliates.

     We keep track of each investment division of the Separate Account separately using accumulation units. When you put money into an investment division, we give you accumulation units. When you take money out of the investment division, we reduce the number of accumulation units. In either case, the number of accumulation units you gain or lose is determined by taking the dollar amount of the deposit, transfer or withdrawal and dividing it by the value of an accumulation unit at the time of the transaction. Thus, if you transfer in $5,000, and the value of an accumulation unit is $100, you will get 50 accumulation units.

     Initially, we set the value of each accumulation unit. At the end of each valuation period, we then revise it by taking the net asset value of a share in the applicable Fund portfolio at the end of the valuation period, add any Fund dividend or capital gain distribution during the valuation period, subtract any per share charge for taxes and reserves for taxes, and divide this total by the net asset value of a share of the same portfolio at the start of the valuation period. Then we subtract a charge not to exceed .000034035 per day (an effective annual rate of 1.25%) for administrative expenses and mortality and expense risks we assume under the certificate. This calculation results in a factor that we multiply the previous accumulation unit value by in order to determine the new accumulation unit value. A valuation period is the period between one calculation of an accumulation unit value and the next calculation. Normally, we calculate accumulation units once each day the New York Stock Exchange is open for trading, but we can delay this determination if an emergency exists, making valuation of assets in the Separate Account not reasonably practicable, or the Securities and Exchange Commission permits such deferral. We may change when we calculate the accumulation unit value by giving you 30 days notice, to the extent permitted by law.

     Deposits to the Separate Account will be credited as of the end of the valuation period during which we receive them at our designated office. Additions to or withdrawals from an investment division may only be made as of the end of a valuation period.

     We may make certain changes to the Separate Account if we think they would best serve the interests of participants in or owners of similar contracts or would be appropriate in carrying out the purposes of such contracts. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority.

     Examples of the changes to the Separate Account that we may make include:

     . To transfer any assets in an investment division to another investment division, or to one or more other separate accounts, or to our general account: or to add, combine, or remove investment divisions in the Separate Account.

     . To substitute, for the Fund shares held in any portfolio, the shares of another class of the Fund or the shares of another fund or any other investment permitted by law.

     If any changes result in material change in the underlying investments of an investment division to which an amount is allocated under the certificate, we will notify you of the change. You may then make a new choice of investment divisions.

8.   CAN MONEY BE TRANSFERRED WITHIN THIS CERTIFICATE?

     Yes. Transfers can be made between investment divisions of the Separate Account, from an investment division to the Fixed Interest Account, or from the Fixed Interest Account to an investment division. You can make an unlimited number of transfers by telling us. While a loan is outstanding, you may not make any transfer that would reduce your Fixed Interest Account balance below 125% of the outstanding loan balance.

     If you make a transfer from the Fixed Interest Account, we will determine which deposits and earnings to take it from as if it was a withdrawal from the certificate. If you transfer money from the Fixed Interest Account to the Separate Account and then you transfer money from the Separate Account to the Fixed Interest Account within 12 months, this will be treated as a return of the same money (whether or not it really is). Thus, after the transfer into the Fixed Interest Account, it will earn the same interest rate that it would have been earning had neither transfer ever taken place. Any amounts in excess of the original transfer and any amounts transferred back to the Fixed Interest Account more than 12 months after the first transfer will be treated as a new deposit to the Fixed Interest Account and will earn the current interest rate for new deposits.

9.   WHAT ARE THE 403(B) FEDERAL INCOME TAX RULES?

     (a) Deposits are not included in your gross income and, therefore, are not currently taxable. The earnings on these deposits is also tax-deferred.

     (b) Under the Code salary reduction elective deferral deposits after December 31, 1988 and the earnings credited to those deposits cannot be withdrawn until you attain age 59 1/2, retire, terminate employment, become disabled, or die. This restriction also applies to earnings after December 31, 1988 on amounts attributable to your pre-1989 elective deferral deposits.

          If you suffer financial hardship, you may become eligible to withdraw the post-1988 elective deferral deposits, but not the earnings on them. Except to the extent required by the Code, these restrictions do not apply to pre-1989 403(b) balances transferred on a non-taxable basis into this certificate or to transfers on a non-taxable basis to other 403(b) contracts or accounts. In applying these restrictions we will treat this certificate as if it were a single account and ignore your actual allocations.

     (c) You must start to receive your account balance no later than April 1 of the calendar year following the calendar year in which you reach age 70 1/2. If you are a participant in a government or church sponsored plan, you do not have to start to receive your account balance until you retire. Payment must be in a lump sum or over a period not exceeding: (i) your lifetime; (ii) your life expectancy;
          (iii) the joint lifetimes of you and your beneficiary; or (iv) the joint life expectancy of you and your beneficiary. If your beneficiary is not your spouse and has a longer life expectancy than you, Federal income tax rules may require payment over a shorter period than shown in (iii) or (iv) above. Withdrawals must be made in accordance with Code Section 401 (a)(9) and the regulations thereunder, including Regulation 1.401 (a)(9)-2. Any withdrawal or income option under this certificate which is inconsistent with Federal income tax rules is not valid.

     (d) In order to preserve the status of your certificate as a 403(b) annuity, we have the right to interpret this certificate to make it comply with the Federal income tax rules or to amend its provisions in order to do so. We will notify you of any amendments and, when required by law, we will obtain the approval of the appropriate regulatory authority.

          We will refund all or part of your account balance, if necessary, to maintain your certificate as a 403(b) annuity. If we make such refunds or payments, we will adjust your account balance accordingly.


10.  MAY I ASSIGN THIS CERTIFICATE, OR USE IT AS COLLATERAL FOR A LOAN?

     No. In order to qualify as a 403(b) annuity your certificate is not transferable. Your certificate may not be sold, assigned, discounted or pledged as collateral for a loan. You are permitted to borrow amounts from your Fixed Interest Account balance within specified limits as described below (see item 13).


11. WHAT SPECIAL RULES APPLY IF DEPOSITS TO MY CERTIFICATE ARE MADE UNDER A 403(B) PLAN SUBJECT TO ERISA?

     If deposits to your certificate have been made under a 403(b) plan subject to the Employee Retirement Income Security Act (ERISA) and if you have a spouse, the income payments, withdrawal provisions, methods of payment of the death benefit, and loans, under this certificate are subject to your spouse's rights as described below. The cover page shows whether the plan is subject to ERISA, based on what your employer has told us.

     If you have a spouse, your spouse must give qualified consent whenever you elect to:

     a. choose income payments other than on a qualified joint and survivor basis (one under which we pay you for your life and then make payments reduced by no more than 50% to your spouse for his or her remaining life, if any);

     b.   make a withdrawal;

     c.   take a loan under this certificate.

     A qualified consent is a consent executed by your spouse consenting to your election not to receive the income payments in the form of a qualified joint and survivor annuity, to change the beneficiary to someone other than your spouse, to take a withdrawal from the certificate, or to take a loan under the certificate. The consent of your spouse must be in writing, dated, signed by your spouse, and witnessed by a notary public and in a form satisfactory to us. Such consent must be executed during the 90 day period ending with the date income payments are to commence, the withdrawal is to be made, or the loan is to be made, as the case may be. If you die, your surviving spouse will be your beneficiary unless he or she has given a qualified consent otherwise. A qualified consent may not be given to beneficiary designations or changes until you attain age 35 or terminate employment with the employer then making deposits to this certificate, whichever comes first. There is no limit to the number of your elections as long as a qualified consent is given each time.

     The consent of your spouse will not be required if you, your estate representative, or your beneficiary establishes it cannot be obtained because there is no spouse, or because the spouse cannot be located.


12. WHAT SPECIAL RULES APPLY IF DEPOSITS TO YOUR CERTIFICATE ARE MADE UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM?

     If this certificate was issued to you as a participant in the Texas Optional Retirement Program, the following restrictions will also apply:

     a. No withdrawals may be made unless you retire, terminate employment in all Texas institutions of higher education, as defined under Texas law, or die.

     b.   Any withdrawal will require:

          (i) a written statement from the appropriate Texas institution of higher education, verifying your vesting status and (if applicable) termination of employment, and

          (ii) a written statement from you (except in the case of death) that you are not transferring employment to another Texas institution of higher education.

     c. If you retire or terminate employment in all Texas institutions of higher education or die before being vested, amounts provided by the State's matching contribution will be refunded to the appropriate Texas institution.

     d.   No loans will be allowed.

     We may change these restrictions or add others without your consent, to the extent necessary to maintain compliance with the laws and regulations applicable to the Texas Optional Retirement Program.

13.  MAY I BORROW MONEY UNDER MY CERTIFICATE?

     Yes, from the Fixed Interest Account only, but only before income payments begin. How much you can borrow, how quickly you must repay it and various other restrictions are subject to Federal income tax requirements, which may change from time to time. Our loan application will tell you about the restrictions that apply at the time you apply for a loan. Even if permitted by law, we need not allow any loan that is: (a) under $1,000; (b) over $50,000; (c) over 50% of your Fixed Interest Account balance (or over 80% if your Fixed Interest Account balance is less than $12,500, or over $10,000 if your Fixed Interest Account balance is between $12,500 and $20,000); (d) in connection with an employer plan subject to ERISA (we will notify you when we permit loans on these ERISA plans, and, if we allow them, such loans may not exceed 50% of the Fixed Interest Account balance unless permitted by law); or (e) for less than one year or more than five years (15 years for the purchase of a principal residence).

     We will charge you interest on the amount you borrow from the date of the loan until the date the loan is repaid. We will notify you of the interest rate we will charge on a loan at the time you apply for a loan.

     A non-refundable loan application fee will be charged for each loan application. The amount of this fee will be shown on the loan application form. When we make your loan, your certificate's Fixed Interest Account balance will not be reduced. Instead, the portion of your Fixed Interest Account balance (determined on a first-in, first-out basis on deposits first and then interest) equal to the outstanding loan will no longer earn the declared interest rate, but only 3%. Also, withdrawals and transfers will be restricted as described in items 5 and 8 above.

     The loan must be repaid in substantially level quarterly payments of principal and interest. Reminder notices will be mailed to you advising you of the amount payable.

     If you default on a loan repayment, we will withdraw the amount in default from your Fixed Interest Account balance, to the extent permitted by Federal income tax rules. If we cannot withdraw amounts in default from your Fixed Interest Account balance immediately, we may do so whenever Federal income tax rules permit us to do so.

     Only one loan may be outstanding on your certificate at any time, unless we agree to allow more than one loan.

     We reserve the right to suspend, modify or terminate the granting of loans at any time. Such action will not affect any prior loan granted.


14.  ARE DIVIDENDS PAYABLE UNDER MY CERTIFICATE?

     No, your certificate is nonparticipating and does not share in any distribution of our surplus.


15.  ARE ADMINISTRATIVE FEES DEDUCTED FROM MY CERTIFICATE?

     At the end of each certificate year, we will deduct a $20 administrative fee from your Fixed Interest Account on a "first-in, first-out" basis from deposits and then from earnings, if the account balance is less than $10,000 and no deposits were received during the certificate year. If your Fixed Interest Account balance is less than $20 at the end of a certificate year, we will waive the fee. We will also waive any fee due when your certificate ends. No administrative fee applies to the Separate Account.

     We may change the date on which the administrative fee is deducted to the certificate anniversary. If we do so, we will tell you in advance.


16.  HOW CAN I GET INFORMATION ABOUT MY CERTIFICATE AND ITS VALUE?

     At least twice each certificate year, before income payments start, we will send you a statement with details on deposits, values, withdrawals, and other information about your certificate. If you need information at other times, please tell us.

     Any time you have to tell us something (e.g., to request additional information, to make transfers, to change your allocation for new deposits, to make withdrawals), you must send written notice to our designated office unless we have set up some other procedure, such as notice by telephone.

17. CAN METROPOLITAN GUARANTEE ME AN INCOME FOR AS LONG AS I LIVE OR FOR A WIDE CHOICE OF OTHER PERIODS?

     Yes. You can receive income payments guaranteed for life on a monthly, quarterly, semiannual or annual basis. These payments may also be guaranteed for at least five years, but not beyond your life expectancy or the joint life expectancy if there is more than one payee.

     Other income plans which provide payments for a stated amount or a stated number of years are also available to the extent permitted by Federal income tax rules. The amount of each payment under an income plan must be at least $50.

     You may begin receiving income payments at any date you choose after the certificate date if you tell us at least 30 days in advance (subject to the provisions of item 11). We will send you information and the necessary forms to sign, upon receipt of your request at our designated office. Once income payments start, you will not be able to make cash withdrawals or change the choice of income plan.

     We will automatically send you information about income plans when you attain age 70. If you do not choose an income plan, make a full cash withdrawal, or start to receive partial withdrawals in a manner that satisfies the Code by April 1 following the calendar year you attain age 70 1/2, we will automatically start income payments on that date, for your lifetime with a guarantee that payments will be made for at least 10 years. If you are a participant in a government or church sponsored plan and if you ask us to do so, we will delay any of these options until you tell us that you have retired.

     If your date of birth is not correct on the application for your certificate, we will adjust the income payments to agree with your correct age. We will credit interest on any underpayment at a rate of 3%. We may require that you provide proof of age when income payments are to start. We may also require proof that you are still alive on the due date of each income payment.


18.  WHAT HAPPENS IF I DIE BEFORE INCOME PAYMENTS START?

     After we receive proof of death and a properly completed claim form we will pay the death benefit (as of the date of settlement) minus any outstanding loan balance to your beneficiary or permit him or her to select one of our available income plans. If you name no beneficiary (or none is alive when you die), we will pay the contingent beneficiary.

     If you name no contingent beneficiary (or none is alive when you die), we will pay your estate. If your estate or other non-natural person becomes entitled to payment, we will pay the entire death benefit in a lump sum to such person. Payment to more than one beneficiary or more than one contingent beneficiary will be divided equally among them, unless you specify otherwise.

     The entire death benefit under this certificate must be distributed in a single sum by no later than the end of the calendar year which includes the fifth anniversary of your death. If, however, your beneficiary is a natural person, your beneficiary may choose an income plan for life or for a period of years not more than his or her life expectancy. The income payments must begin by the end of the calendar year following your death. If Treasury Regulations allow, we may permit our payments to start later.

     If your beneficiary is your spouse, then your spouse may continue your certificate as participant until the calendar year that you would have reached age 70 1/2. Your spouse cannot make any deposits to the certificate.

     After payments start, we may require proof that the payee is alive on the due date of each income payment.

     The death benefit is the greatest of:

     a. The entire account balance less any outstanding loan balance as of the date we receive proof of death and a properly completed claim form (no withdrawal charge will apply and no administrative fee will be deducted), or

     b. The total deposits made less any outstanding loan balance and any partial withdrawals, or

     c. The highest account balance as of the end of the calendar year in which any prior quinquennial (5th, 10th, 15th, etc.) certificate anniversary occurs, less any later partial withdrawals, outstanding loan balance and any applicable administrative fees.


19.  WHAT HAPPENS IF I DIE AFTER INCOME PAYMENTS START?

     After we receive proof of death and a properly completed claim form, income payments will continue to your beneficiary (even if your beneficiary is your spouse) for the balance of the guaranteed period, if any, for the income plan you selected. If the guaranteed period has already ended, no further payments will be made. If your estate (or other non-natural person) becomes entitled to payment, we will pay the value of any remaining payments, computed as of the date of death using the interest rate we used to set those payments, in a lump-sum to such person.


20.  WHO IS MY BENEFICIARY AND MAY I CHANGE MY BENEFICIARY?

     Your beneficiary is the person or persons you name to receive benefits in the event of your death. You may name a contingent beneficiary who would become the beneficiary if all the beneficiaries die before you do. If no beneficiaries or contingent beneficiaries are named, or if none is alive at your death, we will pay any benefits to your estate. If item 11 applies, however, your surviving spouse will be your beneficiary unless he or she has given qualified consent otherwise.

     You may change your beneficiary or contingent beneficiary at any time before income payments start. Ask us for our "Change of Beneficiary" form. The change will take effect as of the date you signed the form, but no change will bind us until it is recorded at our designated office.

     After income payments start, you may change the beneficiary for any future guaranteed income payments. If the payment is being made over two lifetimes and the other person survives you, he or she can change the beneficiary. The name of any person over whose life payment is being made cannot be changed.


21.  HOW ARE INCOME PAYMENTS THAT ARE GUARANTEED FOR LIFE CALCULATED?

     Life income payments are calculated as shown on page 13. As required by law this shows the lowest payments that we could ever make - we expect our actual payments to be higher. Actual payments will not be less than those that we would provide to a person in the same class under a single payment immediate annuity bought with an equal amount at the time annuity payments start.

22. CAN I ARRANGE FOR A SPECIFIC INCOME PLAN FOR MY BENEFICIARY TO TAKE EFFECT AFTER I DIE?

     Yes. You can choose an income plan for your beneficiary which we will honor at your death, unless you are already receiving income payments at that time.


23.  DOES MY CERTIFICATE CONTAIN ALL THE PROVISIONS THAT AFFECT ME?

     Yes, your certificate and any riders and endorsements included in it make up your entire contract with us. We will never contest the validity of this certificate. Changes in its provisions may only be made in writing by our President, Secretary or a Vice-President. No provision may be waived or changed by any of our other employees, representatives or agents.

                                TABLE OF VALUES
                    MINIMUM FIXED INTEREST ACCOUNT BALANCE
                                    AGE 55

  For a certificate without any partial withdrawals and no outstanding loans.
   Basis: $1,000 annual deposit allocated to the Fixed Interest Account at beginning of each year.
              Values are not proportional for other deposits and
                         ---
                   assume no transfer or exchange deposits.


--------------------------------------------------------------------------------------------
                                TABLE A                                  TABLE B
                ----------------------------------------------------------------------------
    End of            Minimum             Guaranteed           Guaranteed Minimum Monthly
 Certificate          Account          Minimum Account              Income At Age 70
    Year              Balance          Withdrawal Value                  Unisex
--------------------------------------------------------------------------------------------
     1               $ 1,030.00           $ 1,000.00                     $ 7.96
     2               $ 2,090.90           $ 2,000.00                     $15.69
     3               $ 3,183.63           $ 3,003.63                     $23.19
     4               $ 4,309.14           $ 4,089.14                     $30.48
     5               $ 5,468.41           $ 5,218.41                     $37.55
     6               $ 6,662.46           $ 6,392.46                     $44.42
     7               $ 7,892.34           $ 7,612.34                     $51.09
     8               $ 9,159.11           $ 8,879.11                     $57.56
     9               $10,463.88           $10,183.88                     $63.85
    10               $11,807.80           $11,527.80                     $69.95
    11               $13,192.03           $12,912.03                     $75.87
    12               $14,617.79           $14,337.79                     $81.62
    13               $16,086.32           $15,806.32                     $87.21
    14               $17,598.91           $17,318.91                     $92.63
    15               $19,156.88           $19,156.88                     $97.89

  AGE 60             $ 5,468.41           $ 5,218.41                     $37.55
  AGE 65             $11,807.80           $11,527.80                     $69.95
  AGE 70             $19,156.88           $19,156.88                     $97.89


--------------------------------------------------------------------------------------------

The guaranteed minimum interest rate used to determine the values shown above is 3%.

Values during the year will include interest for the completed part of the year.

The guaranteed account withdrawal values shown above equal the comparable minimum account balances minus a withdrawal charge (but are never less than the total deposits made). The withdrawal charge does not exceed 7% and does not apply to any deposit after seven years from our receipt of the deposit.

Certificate values will never be less than the minimum benefits required by the law of the state where this certificate is delivered. On request we will provide the method of computation and values for years not shown.

The guaranteed monthly income at age 70 is the minimum amount we would pay over your lifetime with a guaranteed payment period of 10 years, if you make no deposits after the year shown and you begin payments at age 70. This and other income plans that you may choose are described in item 17. To compute minimum payments we use an interest rate of 3% and the 1983 Individual Mortality Table a (Metropolitan Adjusted).

                                     INDEX

   Subject                                       Q&A #(s)     Page(s)
   -------                                       --------     -------
Administrative Fees                                 15            9
Age                                                 17           10
Allocation of Deposits                               2            1
Assignment                                          10            7
Beneficiary                                         20           11
Cancellation                                         3            2
Computation of Values                               21           11
Contract and Authority                              23           12
Death Benefit                                    18,19        10,11
Definitions                                          1            1
Deposits                                           2,4          1,2
Dividends                                           14            9
ERISA Plans                                         11            7
Fixed Interest Account                               6            4
Income Payments                                  17,22        10,12
Information We Give You                             16            9
Loans                                               13            8
Separate Account and Investment Divisions            7            5
Tax Rules                                            9            6
Texas Optional Retirement Program                   12            8
Transfers                                            8            6
Withdrawals                                          5            2
Withdrawal Restrictions                              9            6

                                    NOTICE


When you write to us, please give us your name, address and certificate number.

Please notify us promptly of any address changes. We will write to you at your last known address.

Checks, drafts or money orders may be drawn to the order of METLIFE. All payments are to be made in U.S. currency.


                        MULTIFUNDED ANNUITY CERTIFICATE

ALL VALUES PROVIDED BY THIS CERTIFICATE WHICH ARE BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO AMOUNT.


                    PLEASE READ THIS CERTIFICATE CAREFULLY